Exhibit (p)
SUBSCRIPTION AGREEMENT
This Agreement is made as of the 11th day of July, 2007 between John Hancock Life Insurance Company (U.S.A.), a Michigan corporation, (“JHLI”), and John Hancock Tax-Advantaged Global Shareholder Yield Fund, a Massachusetts business trust (the “Fund”).
WHEREAS, the Fund wishes to sell to JHLI, and JHLI wishes to purchase from the Fund, $100,000 of common shares of beneficial interest, $.01 par value per share, of the Fund (5,236 common shares at a purchase price of $19.10 per share (collectively, the “Shares”)); and
WHEREAS, the JHLI is purchasing the Shares for the purpose of providing the initial capitalization of the Fund as required by the Investment Company Act of 1940;
NOW, THEREFORE, the parties hereto agree as follows:
1.	Simultaneously with the execution of this Agreement, JHLI is delivering to the Fund a check in the amount of $100,000 in full payment for the Shares.

2.	JHLI agrees that it is purchasing the Shares for investment and has no present intention of reselling the Shares.
Executed as of the date first set forth above.

JOHN HANCOCK LIFE INSURANCE COMPANY (U.S.A.)

By:	/s/ Emanuel Alzes

Title:	Vice President, Counsel and
Corporate Secretary

JOHN HANCOCK TAX-ADVANTAGED
GLOBAL SHAREHOLDER YIELD FUND

By:	/s/ Gordon M. Shone

Title:	Treasurer